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                                                              EXHIBIT (a)(5)(c)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY




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DPM LIMITED PARTNERSHIP,                       :
                                               :    Civil Action No. 18585NC
          Plaintiff,                           :
                                               :
                                               :
     v.                                        :
                                               :
HAROLD K. SPERLICH, THOMAS J.                  :
SNYDER, E.H. BILLIG, RICHARD                   :
M. CASHIN, JR., MICHAEL A.                     :
DELANEY, JAMES R. GERRITY,                     :
ROBERT J. SCHULTZ, COURT                       :
SQUARE CAPITAL LIMITED, and                    :
DELCO REMY INTERNATIONAL,                      :
INC.                                           :

                                               :
          Defendants.                          :
-----------------------------------            x



                                   COMPLAINT
                                   ---------

          Plaintiff alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

          1. Plaintiff is the owner of 3000 shares of the common stock of Delco Remy International, Inc. ("Delco" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.
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          2.    Delco is a corporation duly organized under the laws of the
State of Delaware, with its principal executive offices located at 2902 Enterprise Drive, Anderson, Indiana. Delco is a global manufacturer and re-manufacturer of original equipment and aftermarket electrical, powertrain/drivetrain and related components for automobiles and light trucks, medium and heavy-duty trucks and other heavy-duty vehicles.

          3. (a) Defendant Court Square Capital Limited ("Court Square") is a Delaware corporation and an indirect subsidiary of Citicorp, also a Delaware corporation.


                (b) On or about November 28, 2000, Citicorp Venture Capital Ltd. ("CVC"), another indirect Citicorp subsidiary, transferred 3,607,343 shares of Delco Class A Common Stock and 6,278,055 shares of Delco Class B Common Stock to Court Square.

                (c) Also on November 28, 2000, CVC assigned to Court Square all of its rights under a stock purchase agreement dated August 1, 2000, providing for the acquisition of approximately 3 million additional shares of Delco Class A common stock from Mascotech, Inc.

                (d) Finally, CVC assigned to Court Square all of its rights under a 1998 agreement among certain Delco shareholders (the "shareholders' agreement").

                (e) As a result of the transactions described above, defendant Court Square currently beneficially owns approximately 6.6 million shares of Delco's outstanding voting stock, representing approximately 37% of the outstanding voting shares. Court Square also owns approximately 6.3 million shares of non-voting Class B convertible into voting stock and would,

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if converted and added to the voting shares currently owned by Court Square, represent approximately 53% of the outstanding shares of the Company.

                (f) Court Square, pursuant to the shareholders' agreement, also has the right to nominate three of the Company's seven directors, and the parties to the shareholders' agreement have agreed to vote their shares "in such a way so as to elect the entire Board of Directors of the Company." Defendants Sperlich and Gerrity are parties to the shareholders' agreement and, thus, allied with Court Square in the management and control of the Company.

          4. Defendant Harold K. Sperlich ("Sperlich") is Chairman of the Board of Directors of Delco.

          5. Defendant Thomas J. Snyder ("Snyder") is President, Chief Executive Officer, and a director of Delco.

          6. Defendant Richard M. Cashin, Jr. ("Cashin") is a director of Delco. Cashin served as President and a Managing Director of defendant CVC until April 2000. Defendant Cashin is a CVC nominated director of Delco.

          7. Defendant Michael A. Delaney ("Delaney") is a director of Delco. Delaney also serves as Vice President and a Managing Director of CVC and was nominated to the Delco board by CVC.

          8. Defendants E.H. Billig, James R. Gerrity and Robert J. Schultz are directors of Delco.

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          9.    The Individual Defendants and Court Square, as controlling shareholder, are in a fiduciary relationship with plaintiff and the other public stockholders of Delco, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and all other holders of Delco Class A common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

          11.   This action is properly maintainable as a class action because:

                (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 24.4 million shares of Delco common stock outstanding owned beneficially by thousands of class members.

                (b) There are questions of law and fact which are common to the Class including, inter alia, the following:
                     ----- ----

                        (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                        (ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

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                (c)     Plaintiff is committed to prosecuting this action and
has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                (e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing an injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          12. On December 22, 2000, Delco announced that it had been advised by Court Square that Court Square intends to make an offer to acquire all of the outstanding shares of Delco's Class A common stock not owned or controlled by Court Square for $8.00 per share (the "Offer"). Court Square said that it anticipates that Delco Remy's management, including

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defendant Snyder, will be given the opportunity to participate with Court Square in continued ownership of the Company.

          13. Court Square has timed the announcement of the Offer to freeze out Delco's public shareholders in order to capture for itself Delco's future potential without paying an adequate or fair price to the Company's public shareholders. Court Square's offer provides Delco's public shareholders with little or no premium for their shares as Delco common stock traded as high as $7.31 per share on December 1, 2000, and over $8.00 per share as recently as September 21, 2000.

          14. Court Square timed the announcement of the Offer and the proposed buyout to place an artificial lid on the market price of Delco stock so that the market would not reflect Delco's improving potential, thereby purporting to justify an unreasonably low price.

          15. Court Square has access to internal financial information about Delco, its true value, expected increase in true value and the benefits of 100% ownership of Delco to which plaintiff and the Class members are not privy. Court Square is using such inside information to benefit itself in the transaction, to the detriment of Delco's public stockholders.

          16. The Offer is an attempt by Court Square to unfairly aggrandize itself at the expense of Delco's public stockholders. The offer will, for inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Delco and its valuable assets, while permitting Court Square to benefit wrongfully from the transaction.

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          17.   Given the Court Square's stock ownership and representation on
Delco's Board and its contractual rights, none of the directors of Delco is truly independent and free of Court Square's influence in considering the self-dealing transaction orchestrated by Court Square and complained of herein. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in the proposed transaction which will benefit Court Square at the expense of Delco's public shareholders.

          18. Because of Court Square's stock ownership and contractual rights, no third party, as a practical matter, can attempt any competing bid for Delco, as the success of any such bid would require the consent and cooperation of Court Square. Thus, Court Square can pursue the Offer at an unfair price without alternative proposals to establish Delco's transactional value.

          19. Plaintiff and the other members of the Class will suffer irreparable damage unless Court Square, with the wrongful acquiescence of the Individual Defendants, is enjoined from breaching its fiduciary duties to Delco's public shareholders in a proposed transaction which will benefit Court Square to the detriment of the public shareholders of the Company.

          20. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

                (1) declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

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                (2)     enjoining, preliminarily and permanently, the
transaction complained of herein ;

                (3) to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or granting the Class rescissory damages;

                (4) directing the defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained by and defendants as a result of defendants' unlawful conduct;

                (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

                (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                           ROSENTHAL, MONHAIT, GROSS
                               & GODDESS, P.A.


                           By: /s/ ILLEGIBLE
                               ---------------------------------------
                                  Suite 1401, Mellon Bank Center
                                  P.O. Box 1070
                                  Wilmington, DE  19899
                                  (302) 656-4433

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Of Counsel:


LOWEY DANNENBERG BEMPORAD
 & SELINGER, P.C.
The Gateway
One North Lexington Avenue
White Plains, NY  10601
Tel:  (914) 997-0500

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